Free Writing Prospectus	Filed pursuant to Rule
433 under the Securities
(To the Preliminary	Act
Prospectus Supplement
dated March 29, 2011)	Registration Statement
No. 333-173135
Pricing Term Sheet
Verisk Analytics, Inc.

Issuer:	Verisk Analytics, Inc.
Ticker:	VRSK
Ratings:	Ba1/BBB-/A
Size:	$250,000,000
Maturity:	January 15, 2019
Coupon:	4.875%
Price:	99.041% of face amount
Yield to maturity:	5.036%
Spread to Benchmark Treasury:	T + 350 basis points
Benchmark Treasury:	1.375% due November 30, 2018
Benchmark Treasury Price and Yield:	98-30, 1.536%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2012
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+5; December 8, 2011
Denominations:	$2,000 and any integral multiple of $1,000 above that amount
CUSIP:	92345Y AB2
Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC RBS Securities Inc. Santander Investment Securities Inc.
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC (call collect at 1-212-834-4533); or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com).